Filed pursuant to Rule 433
June 27, 2006

Relating to
Preliminary Pricing Supplement No. 76 dated June 27, 2006 to
Registration Statement No. 333-131266

96% PROTECTED CURRENCY-LINKED NOTES
DUE FEBRUARY 4, 2008

     ISSUED BY MORGAN STANLEY

BASED ON THE PERFORMANCE OF THE
EUROPEAN UNION EURO / JAPANESE YEN EXCHANGE RATE

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Preliminary Pricing Supplement No. 76, Dated June 27, 2006
Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006

MORGAN STANLEY

96% Protected Currency-Linked Notes due February 4, 2008
Based on the Performance of the European Union Euro / Japanese Yen Exchange Rate

Fact Sheet

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

The return on the Notes is linked to the performance of the Japanese yen (“Yen”) relative to the European Union euro (“Euro”). The Notes are designed for investors who believe that the Yen will appreciate in value relative to the Euro over the term of the Notes, and who are willing to forego coupon payments in exchange for (i) uncapped leveraged exposure to the appreciation, if any, of the Yen relative to the Euro and (ii) 96% principal protection.

Expected Key Dates

Pricing Date: July , 2006 After the initial pricing of the Notes, we may increase the aggregate principal amount of the Notes prior to the original issue date but are not required to do so.	Issue Date: , 2006	Maturity Date: February 4, 2008

Key Terms

Issuer: Morgan Stanley	Issuer Rating: A+ / Aa3	Issue Price (Par): $1,000
Principal Protection: 96% at Maturity	Interest: None	Call Feature: None
Exchange Rate:

The European Union euro / Japanese yen exchange rate.

The Exchange Rate is expressed as the number of Yen per one Euro.

A decrease in the Exchange Rate means that the Yen has appreciated or strengthened relative to the Euro. This means that it takes fewer Yen to purchase one (1) Euro on the Valuation Date than it did on the Pricing Date. Below is an example of an appreciation of the Yen relative to the Euro:

Pricing Date = 143 Yen/ 1 Euro      and      Valuation Date = 130 Yen/ 1 Euro

An increase in the Exchange Rate means that the Yen has depreciated or weakened relative to the Euro. This means that its takes more Yen to purchase one (1) Euro on the Valuation Date than it did on the Pricing Date. Below is an example of a depreciation of the Yen relative to the Euro:

Pricing Date = 143 Yen/ 1 Euro     and      Valuation Date = 155 Yen/ 1 Euro

On June 23, 2006, the approximate Exchange Rate was 145.33, which means that on that day, 145.33 Yen could be exchanged for one (1) Euro.

Payment at Maturity (per Note) (To be paid in USD):

Unlike ordinary debt securities, the Notes do not pay interest. Instead, at maturity, investors will receive the Minimum Payment Amount of $960 plus, if the Yen has appreciated relative to the Euro, a Supplemental Redemption Amount based on the percentage appreciation of the Yen relative to the Euro. The Payment at Maturity can be expressed as follows:

$960 + Supplemental Redemption Amount

  If on the Valuation Date, the Yen has appreciated, you will participate in that appreciation at a rate of 125%-135%, depending on the actual Participation Rate.

  If the Yen has not appreciated or has depreciated, the Supplemental Redemption Amount will be zero and you will receive $960 per Note, resulting in a 4% loss of your initial investment.

  The Yen must appreciate between 2.97% -3.20% (depending on the actual Participation Rate) for you to receive 100% of principal at maturity.

  In no event, will you receive less than the Minimum Payment Amount of $960.

See “Hypothetical Payout on the Notes” for examples of how to calculate the Payment at Maturity.

page 2 of 7	MORGAN STANLEY

96% Protected Currency-Linked Notes due February 4, 2008
Based on the Performance of the European Union Euro / Japanese Yen Exchange Rate

Supplemental Redemption Amount (per Note):	$1,000 x Exchange Rate Performance x Participation Rate
Exchange Rate Performance:	(Initial Exchange Rate - Final Exchange Rate) / Initial Exchange Rate
Participation Rate:	125%-135%. We will determine the actual Participation Rate on the initial Pricing Date.
Initial Exchange Rate:	The Exchange Rate as obtained from Reuters Page “WMRSPOT40” on the initial Pricing Date.
Final Exchange Rate:

The Exchange Rate as obtained from Reuters Page “WMRSPOT40” on the Valuation Date.

If on the Valuation Date, (i) the Exchange Rate is not displayed on Reuters Page “WMRSPOT40” or (ii) the Calculation Agent determines in good faith that the rate so displayed is manifestly incorrect, the Final Exchange Rate will be determined by the Calculation Agent generally as follows:

(a)   using the arithmetic mean of the quotes of at least five (5) independent leading dealers selected by the Calculation Agent in the underlying market for such currencies; or

(b)   if (i) such quotes are unavailable or (ii) such quotes are obtained but the difference between highest and lowest quotes is greater than 1%, then the Exchange Rate will be determined by the Calculation Agent in good faith on such day taking into account any information deemed relevant by it.

Please see the section entitled “Description of Notes – Exchange Rate” in the Preliminary Pricing Supplement.

Valuation Date:	January 24, 2008 (seven (7) Business Days prior to maturity).
Minimum Payment Amount (per Note):	$960
Tax Treatment:

Potential investors should read the detailed description under “Description of Notes - United States Federal Income Taxation” in the Pricing Supplement regarding the Taxation on the Notes and, specifically the sections called “United States Federal Taxation —Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying Prospectus Supplement.

  The Notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, U.S. taxable investors will, regardless of their method of accounting, be required to include an amount in taxable income in respect of the Notes in each year that they hold the Notes based on the Issuer’s “comparable yield,” even though no stated interest will be paid on the Notes. The Issuer’s comparable yield is the rate as which the Issuer would issue a fixed rate debt instrument with terms and conditions similar to those of the Notes.

  Any gain recognized by U.S. taxable investors upon sale, exchange or at maturity of the Notes generally will be treated as ordinary income.

Potential investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	JPMorgan Chase Bank, N.A.
Agent:	Morgan Stanley & Co. Incorporated
Calculation Agent:	Morgan Stanley Capital Services Inc.
Risk Factors:	Please see “Risk Factors” on page 7 and in the Preliminary Pricing Supplement.

page 3 of 7	MORGAN STANLEY

96% Protected Currency-Linked Notes due February 4, 2008
Based on the Performance of the European Union Euro / Japanese Yen Exchange Rate

Key Benefits / Key Risks /
Key Investment Rationale

Key Benefits	Key Investment Rationale

  96% Principal Protection
  Uncapped Leveraged Exposure to Appreciation of the Yen relative to the Euro
  Portfolio Diversification
  Diversified Asset Class Exposure
  Medium-term Maturity
  Senior Debt of the Issuer - current credit rating Aa3 / A+
You may be interested in purchasing this Note if you are:

  Seeking uncapped leveraged exposure to the appreciation of the Yen relative to the Euro
  Seeking a high level of principal protection
  Do not require current income
  Seeking currency exposure to diversify a portfolio dominated by equity and traditional fixed-income investments

Key Risks (See Page 7)	AND

  No Interest Payments
  Investors May Lose Up to 4% of Their Investment
  Return On Notes Affected by Currency Exchange Rate Risk related to Yen and Euro
  Unpredictable Factors will Affect Market Price
  Not a Direct Investment in the Yen
  Limited Secondary Market
  Credit Risk of the Issuer
Are capable of understanding the complexities and risks specific to the Notes Are willing and capable of bearing the risk of losing up to 4% of your investment

page 4 of 7	MORGAN STANLEY

96% Protected Currency-Linked Notes due February 4, 2008
Based on the Performance of the European Union Euro / Japanese Yen Exchange Rate

Hypothetical Payout on the Notes

At maturity, you will receive (per Note) (i) $960 + (ii) Supplemental Redemption Amount, if any
     Supplemental Redemption Amount = $1,000 x Exchange Rate Performance x Participation Rate

•	If on the Valuation Date, the Yen has appreciated, you will participate in that appreciation at a rate of 125%-135%, depending on the actual Participation Rate.
•	If the Yen has not appreciated or has depreciated relative to the Euro, the Supplemental Redemption Amount will be zero, and you will receive only the Minimum Payment Amount of $960 per Note.
•	If the Yen has not appreciated sufficiently (2.97% to 3.20% depending on the actual Participation Rate), you will receive less than the amount of your initial investment. In no event however will you receive less than the Minimum Payment Amount of $960 per Note.

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Hypothetical Example 1: The Yen has Appreciated Significantly

Hypothetical Participation Rate:	130%	Minimum Payment Amount: $960

Hypothetical Initial Exchange Rate:	143.00	Hypothetical Final Exchange Rate: 128.70

Exchange Rate Performance:	= (Initial Exchange Rate - Final Exchange Rate) / Initial Exchange Rate
	= (143.00 - 128.70) / 143.00)
	= 10%

Supplemental Redemption Amount:	= $1,000 x Exchange Rate Performance x Participation Rate
	= $1,000 x 10% x 130%
	= $130

The Yen has appreciated 10% relative to the Euro. Therefore, the total payment at maturity per note will equal $1,090, which is the sum of the Minimum Payment Amount of $960 and a Supplemental Redemption Amount of $130.

Hypothetical Example 2: The Yen has Not Appreciated Sufficiently to Result in a Positive Return

Hypothetical Participation Rate:	130%	Minimum Payment Amount: $960

Hypothetical Initial Exchange Rate:	143.00	Hypothetical Final Exchange Rate: 140.14

Exchange Rate Performance:	= (Initial Exchange Rate - Final Exchange Rate) / Initial Exchange Rate
	= (143.00 - 140.14 / 143.00)
	= 2.0%

Supplemental Redemption Amount:	= $1,000 x Exchange Rate Performance x Participation Rate
	= $1,000 x 2.0% x 130%
	= $26.00

The Yen has appreciated 2.0% relative to the Euro. Despite the appreciation and the leveraged participation in the appreciation, the total payment at maturity per note will only equal $986, which is the sum of the Minimum Payment Amount of $960 and a Supplemental Redemption Amount of $26.

Hypothetical Example 3 : The Yen has Depreciated and Investors Lose 4%

Hypothetical Participation Rate:	130%	Minimum Payment Amount: $960

Hypothetical Initial Exchange Rate:	143.00	Hypothetical Final Exchange Rate: 157.30

Exchange Rate Performance:	= (Initial Exchange Rate - Final Exchange Rate) / Initial Exchange Rate
	= (143.00 - 157.30) / 143.00
	= -10%

Supplemental Redemption Amount:	= $1,000 x Exchange Rate Performance x Participation Rate
	= $1,000 x -10% x 130%
	= LESS THAN ZERO
	= $0

The Yen has depreciated 10% relative to the Euro. Therefore, the Supplemental Redemption Amount will be $0 and the total payment at maturity per note will only equal $960 (a 4% loss), which is the minimum amount payable to you at maturity per note.

page 5 of 7	MORGAN STANLEY

96% Protected Currency-Linked Notes due February 4, 2008
Based on the Performance of the European Union Euro / Japanese Yen Exchange Rate

HISTORICAL INFORMATION

     The following graph presents the historical Exchange Rate for the period from January 1, 2001 through June 23, 2006. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily exchange rate published by Bloomberg may differ from the Exchange Rate as posted on the applicable Reuters page for the purposes of determining the Initial Exchange Rate and Final Exchange Rate. We will not use Bloomberg to determine the Exchange Rate. The historical Exchange Rate set forth below should not be taken as an indication of future performance.

page 6 of 7	MORGAN STANLEY

96% Protected Currency-Linked Notes due February 4, 2008
Based on the Performance of the European Union Euro / Japanese Yen Exchange Rate

Risk Factors

     The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of an investor’s particular circumstances.

     The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Prospectus and Preliminary Pricing Supplement.

Structure Specific Risk Factors

     No interest payments and less than 100% Principal Protection. The terms of the Notes differ from ordinary debt securities in that no interest will be paid and only 96% of the principal amount invested is protected at maturity. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security and may be less than your initial investment in the Notes.

     Currency exchange risk. Fluctuations in the Exchange Rate will affect the value of the Notes. The Exchange Rate is the result of the supply of, and the demand for, the Yen and the Euro. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan and Europe (particularly member nations of the European Union which are part of the euro zone), including economic and political developments in other countries. Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant country. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union, Japan, the governments of the European Union member nations, particularly those which are part of the euro zone, and other countries important to international trade and finance.

     Government intervention could materially and adversely affect the value of the Notes. Foreign exchange rates can be fixed by governmental authority, allowed to float within a range of exchange rates set by governmental authority, or left to float freely. Governments, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their trading value and amount payable could be affected by the actions of governments, fluctuations in response to other market forces and the movement of currencies across borders.

     Many unpredictable factors will affect the value of the Notes. These include: (i) interest rate levels, (ii) volatility of the Yen and the Euro, (iii) economic, financial, regulatory, political, military and other events that affect foreign exchange markets generally, (iv) the time remaining to the maturity; and (v) availability of comparable instruments.

     Suspension or disruptions may adversely affect the value of the Notes. Currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes will vary and sale of the Notes prior to maturity may result in a loss.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging Morgan Stanley’s obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

Other Risk Factors

     Hedging and trading activity by the Issuer and its affiliates could potentially adversely affect the Exchange Rate. The Issuer and other of its affiliates will carry out hedging activities related to the Notes (and possibly to other instruments linked to the Euro or Yen) and may also trade the Euro and Yen and other financial instruments related to the Euro and Yen on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities could potentially affect the Exchange Rate and, accordingly, the market value of the Notes and/or the amount of cash you will receive at maturity.

     Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to you at maturity.

     Secondary trading may be limited. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily or at a price that you desire. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so.

     Even though currencies trade around-the-clock, the Notes will not. The Interbank market in foreign currencies is a global, around-the-clock market. The hours of trading for the Notes will not conform to the hours during which the Yen and the Euro are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes.

page 7 of 7	MORGAN STANLEY